Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: Great news for @Sprint & T-Mobile today. Thank you @AGAshleyMoody for supporting this historic merger that will benefit consumers across #Florida and the U.S. [Info: http://newtmobile.com] http://bit.ly/2nV5dPz

Attorney General Ashley Moody News Release

October 2, 2019

Contact: Kylie Mason

Phone: (850) 245-0150

Attorney General Moody Joins DOJ in Supporting T-Mobile/Sprint Merger to Protect Consumers and Improve High-Speed Connectivity

TALLAHASSEE, Fla.—Attorney General Ashley Moody today announced that she is joining the U.S. Department of Justice along with 10 other states in support of the T-Mobile US, Inc. and Sprint Corporation merger. The merger will bring Florida into a new era of high-speed connectivity while protecting Florida consumers and jobs. Florida’s support is part of an agreement reached earlier this week to address Florida-specific concerns, including concessions to protect Florida jobs and improving infrastructure. That agreement follows a comprehensive review of the merger by the Attorney General’s Antitrust Division, which reviewed the transaction extensively alongside the DOJ’s Antitrust Division. The DOJ and six other states previously entered into a settlement with T-Mobile and Sprint to address certain concerns that existed with the transaction. An additional four states have either joined that action or are otherwise supportive of the merger. The Chairman of the Federal Communications Commission has formally recommended that the rest of the Commission approve the proposed deal which contains certain commitments determined to be in the public interest.

Under the agreement, Florida received further state-specific commitments from T-Mobile in addition to the substantial commitments given to the DOJ and FCC. T-Mobile has already agreed to freeze its pricing for a period of years and do significant nationwide buildout of 5G service, including over rural areas of the nation and in Florida. T-Mobile has also agreed to divest Sprint’s prepaid cellular business to Dish Network Corp. Dish has committed to enter the market and become a viable facilities-based competitor. The Agreement will protect hundreds of Florida jobs, ensures coverage and high-speed connectivity throughout the state, and help improve service for Floridians living in rural parts of the state.

Attorney General Ashley Moody said, “Today, we joined with the DOJ and other states in supporting a merger that is a win for all Floridians, especially those who live in our rural regions. Among other things, Panhandle areas devastated by Michael will have fortified cell towers to better protect communication during and after storms. Our office, along with our federal partners, undertook an extensive review of the relevant information regarding this proposed transaction, including working to understand their proposed business plan and plans for strategic development for Florida.”

In April 2018, T-Mobile and Sprint announced an all-stock transaction in which the two companies would combine. The Office of the Attorney General and the U.S. Department of Justice investigated the proposed merger and sought relevant information from T-Mobile and Sprint regarding the companies’ business and strategic plans for Florida.

The companies’ state-specific commitments are enforceable by the Office of the Attorney General under the laws of the State of Florida.

To view the full agreement, click here.

To view the DOJ’s filings from today, click here.

Several commitments made as a result of the agreement include:

•

Network Build Commitment: within three years of the closing date, T-Mobile/Sprint will deploy a 5G network in Florida that reaches at least 76 percent of the state population and 68 percent of the state’s rural population. Within six years, the 5G network will reach at least 94 percent of the state population and 73 percent of the state’s rural population;

•

In-Home Broadband Commitment: within three years of the closing date, T-Mobile/Sprint will market its In-Home Broadband Service product to at least 710,000 households in Florida, of which 72,000 will be rural households. Within six years, the product will be marketed in more than two million total households in the state, of which at least 232,000 will be rural households;

•

Customer Experience Center Commitment: the company will continue to operate a major customer experience center in the Tampa area that employs at least 800 employees for at least six years following the closing date;

•

Retail Stores Commitment: the company will locate at least 20 new retail stores in northern Florida to serve small towns and rural areas. Of these 20 new stores, at least five new stores will be in the Panhandle region in counties affected by Hurricane Michael within one year of the closing date; and

•

Disaster Recovery Commitment: T-Mobile/Sprint will expand network hardening in Florida, doubling the number of available back-up generators within the state to at least 70 percent of sites within three years of the closing date.

For each of the above commitments, T-Mobile/Sprint will provide the Office of the Attorney General with copies of any Florida-specific results and data produced as part of the merger’s FCC or DOJ reporting obligations under its national commitments.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.